Form 10-K, Exhibit 13
period 1998-06-30
BALANCED CARE CORP
filed 1998-09-28
CIK 1024096

                                                                    Exhibit 13.1


SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------------
(In thousands, except per share data)


                                                  Years Ended June 30
                                        -------------------------------------------
                                            1998           1997           1996
-----------------------------------------------------------------------------------

Revenues                                  $ 90,681       $ 49,480        $    811
Operating Income (Loss)                   $  2,480       $ (3,787)       $   (814)
Net Income (Loss)                         $  3,575       $ (4,492)       $   (909)
Net Income (Loss) Per Diluted Share       $   0.28       $  (0.66)       $  (0.34)
Weighted Average Shares-Diluted             12,928          6,763           2,696
Cash & Cash Equivalents                   $ 15,481       $  7,908        $    567
Total Assets                              $ 85,972       $ 33,017        $  7,292
Long-term Obligations                     $  8,847       $ 12,117        $  5,121
Redeemable Preferred Stock                      --       $ 13,249              --
Stockholders' Equity (Deficit)            $ 61,859       $ (1,444)       $  1,124

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion and analysis addresses the Company's results of operations on a historical basis for the years ended June 30, 1998, 1997 and 1996, and liquidity and capital resources of the Company. This information should be read in conjunction with the Company's consolidated financial statements, and related notes thereto, contained elsewhere in this report. This report contains, in addition to historical information, forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those disclosed in "Risk Factors," in the Company's Annual Report on Form 10-K for the year ended June 30, 1998.



OVERVIEW

The Company was formed in April 1995 to develop senior care continuums which meet the needs of upper middle, middle and moderate income populations in non-urban, secondary markets. The Company intends to utilize assisted living facilities in selected markets as the primary entry point and service platform to develop the balanced care continuums consisting of various health care and hospitality services, including, where appropriate, rehabilitation therapies, physical, occupational and speech therapy, home health care services on an intermittent basis, dementia and Alzheimer's services and skilled/subacute care delivered in a skilled nursing setting.

On February 18, 1998, the Company completed its initial public offering for 7,000,000 shares of its common stock, par value $.001 per share ("Common Stock") at a price of $6.50 per share (the "Offering"). Concurrent with the Offering, the 5,009,750 shares of Series B Preferred Stock and the 1,150,958 shares of Series A Preferred Stock were converted into 4,620,532 shares of Common Stock (reflective of the three-for-four reverse split of Common Stock effective October 14, 1997). In connection with the Offering, the Company granted the underwriters an option to purchase 1,050,000 additional shares of Common Stock at $6.50 per share. The closing for this option was on March 17, 1998. After the Offering, the conversion of the preferred stock and the exercise of the underwriters' option, the Company has 16,695,343 shares of Common Stock outstanding. The Offering, including the exercise of the underwriters' option, generated proceeds to the Company of approximately $46,357,000, net of costs and underwriting discounts and commissions. The proceeds were used to repay indebtedness of approximately $29,675,000 incurred to fund the purchase of four acquisitions (seven facilities) completed from October 1997 through January 1998, and to pay off indebtedness of $5,019,000 related to the Company's Wisconsin assisted living facilities in anticipation of their sale. The balance of the Offering will be used for general corporate purposes, and possible future acquisitions.

The Company has grown primarily through acquisitions and by designing, developing and opening its Outlook Pointe signature assisted living facilities. As of June 30, 1998, the Company had 12 of its Outlook Pointe facilities in operation, of which one is leased and 11 are managed. As of that date, the Company operated a total of 37 assisted living facilities, 13 skilled nursing facilities and four independent living facilities in Pennsylvania, Missouri, Arkansas, North Carolina, Ohio, Virginia and Wisconsin, as well as a home health care agency in Missouri and rehabilitation therapy operations in Pennsylvania and Arkansas. Assuming completion of the planned divestiture of the Company's seven owned assisted living facilities in Wisconsin, at June 30, 1998 the Company owned nine, leased 27 and managed 11 senior living and health care facilities with a capacity for 1,729 assisted living residents, 1,294 skilled nursing patients and 120 independent living residents. In addition to the 12 Outlook Pointe facilities opened as of June 30, 1998, the Company has signed agreements to develop and manage 36 assisted living facilities currently under construction, which are scheduled to open from July 1998 through August 1999. The following table summarizes the Company's operating facilities:

FACILITY COUNT
June 30                                      1998    1997
------------------------------------------------------------
Developed Assisted Living Facilities         12       1
Acquired Assisted Living Facilities          25      17
Skilled Nursing Facilities                   13      12
Independent Living Facilities                 4       4
------------------------------------------------------------
                                             54      34
------------------------------------------------------------

Historically, the Company has generated revenues from three primary sources: patient services, resident services and other revenues. Patient services revenues include charges for room and board, rehabilitation therapies, pharmacy, medical supplies, subacute care and other programs provided to patients in skilled nursing facilities as well as rehabilitation services provided to assisted living facility residents. Resident services include all revenues earned from services provided to assisted living facility residents except for therapies and home health care services provided by the Company's licensed agencies which are included in patient services revenues. Other revenues include development fees, management fees and miscellaneous other revenues. Development fees and management fees are earned for developing and managing assisted living facilities for real estate investment trusts ("REIT"), and other owners or lessees. As the Company implements its business plan, management believes that the mix of the Company's revenues may change and that revenues from assisted living resident services, development and management activities will increase as a percentage of total revenues.

The Company classifies its operating expenses into the following categories: (i) facility operating expenses which include labor, food, marketing, rehabilitation therapy costs and other direct facility expenses; (ii) development, general and administrative expenses, which primarily include



                                               BALANCED CARE CORPORATION PAGE 13

                 BALANCED CARE CORPORATION 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

corporate office expenses, regional office expenses, development expenses and other overhead costs; (iii) lease expense, which includes rent for the facilities operated by the Company as well as corporate office and other rent; and (iv) depreciation and amortization. In anticipation of its planned growth, the Company has made significant investments in its infrastructure during fiscal 1997 and 1998. These investments include attracting management and regional personnel and installing information systems to support and manage growth.



RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain data as a percentage of total revenue:


                                  1998      1997       1996
--------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Total revenue                     100.0%    100.0%      100.0%
Operating expenses:
  Facility operating expenses      71.4      80.8        61.5
  Development, general and
    administrative expenses        13.1      11.4       123.4
  Lease expense                    10.4      10.9         9.5
  Depreciation and
    amortization                    2.4       1.4         6.0
  Write-down of long-lived assets    --       3.2          --
--------------------------------------------------------------------
Income (loss) from operations       2.7      (7.7)     (100.4)
Other income (expense):
  Interest and other income         0.8       0.5         1.6
  Interest expense                 (2.0)     (1.8)      (12.5)
  Gain on sale of assets            3.2        --          --
--------------------------------------------------------------------
Income (loss) before income taxes   4.7      (9.0)     (111.3)
Provision for income taxes          0.8       0.1         0.8
--------------------------------------------------------------------
Net income (loss)                   3.9      (9.1)     (112.1)
====================================================================


YEAR ENDED JUNE 30, 1998 COMPARED
TO THE YEAR ENDED JUNE 30, 1997

Total Revenue. Total revenue for fiscal 1998 increased by $41,201,000 to $90,681,000 compared to $49,480,000 for fiscal 1997. This increase was the result of: (i) patient and resident service revenues of $28,039,000 primarily from facilities acquired or opened, during or subsequent to the 1997 fiscal year; and (ii) increased development and management fee revenues of $12,944,000 due to the Company's expanded development and management efforts.

Patient services comprised 64% and 84% of total revenues for fiscal 1998 and fiscal 1997, respectively. The decrease in the percentage of total revenues was due to the Company's focus on assisted living operations and development. The high percentage of patient services revenues to total revenues in relation to the number of skilled nursing facilities to total facilities is due to the significantly higher rate and cost structures of the skilled nursing facilities.

Operating Expenses. Total operating expenses increased by $34,934,000 to $88,201,000 for fiscal 1998 from $53,267,000 for fiscal 1997. The increase in total operating expenses in 1998 is attributable primarily to: (i) increases in facility operating expenses as a result of new facilities which were developed and acquired; and (ii) increases in development, general and administrative expenditures related to building the Company's infrastructure to support and manage its development and growth.

Facility operating expenses for fiscal 1998 increased by $24,800,000 to $64,713,000 from $39,913,000 for fiscal 1997. The increase in 1998 is the result of new facilities which were developed or acquired, during or after the 1997 fiscal year. As a percentage of total revenue, facility operating expenses were 71.4% for 1998 and 80.8% for 1997. The percentage decreased due to the change in the revenue mix including the increase in development and management fees.

Development, general and administrative expenses increased by $6,224,000 to $11,877,000 for fiscal 1998 from $5,653,000 for fiscal 1997. As a percentage of total revenue, these expenses increased to 13.1% for 1998 from 11.4% for 1997. Of the $6,224,000 increase in 1998, approximately $3,629,000 resulted from labor costs relating to the addition of new corporate and regional office staff to plan and manage the Company's actual and anticipated development and growth. The remaining $2,595,000 was attributable to other marketing, consulting, development, travel and other general expenses related to the Company's growth.

Lease expense increased to $9,442,000 for fiscal 1998 from $5,417,000 for fiscal 1997, an increase of $4,025,000. This increase is the result of new facilities which were developed or acquired, during or after the 1997 fiscal year. As a percentage of total revenue, these expenses totaled 10.4% for 1998 and 10.9% for 1997.

Depreciation and amortization increased by $1,476,000 to $2,169,000 for fiscal 1998 from $693,000 for fiscal 1997. This increase resulted from the additional depreciation and amortization on assets acquired and goodwill recorded as a result of acquisitions.

In June 1997, management determined that the Wisconsin market did not provide adequate opportunity to achieve the operational efficiencies necessary to operate profitably. At June 30, 1997, the Company committed to a plan for the disposal of its Wisconsin assisted living facilities. A non-recurring non-cash charge of $1,591,000 was recorded in fiscal 1997 to write these assets down to their estimated fair value. In July 1998 the Company entered into a letter of intent to sell the assets of the Wisconsin facilities to an unrelated third party for $2,900,000, which approximates book value. The transaction is expected to close by October 31, 1998. Management does not expect this transaction to have a material effect on the Company's financial statements.



PAGE 14 BALANCED CARE CORPORATION

Other Income (Expense). Interest and other income for fiscal 1998 increased by $450,000 to $715,000 from $265,000 in fiscal 1997. The increase is attributable to the higher level of invested funds due to receipt of proceeds from the sale of shares of Series B Convertible Preferred Stock in fiscal 1997 and the Offering in fiscal 1998. Interest expense for fiscal 1998 increased by $881,000 to $1,798,000 from $917,000 in fiscal 1997. This was primarily due to the interest on the $29,675,000 of bridge financing borrowed for the purchase of six assisted living facilities and one skilled nursing facility from October 1997 through January 1998. The acquisition bridge financing was repaid on February 26, 1998 with proceeds of the Offering. The gain on sale of assets in fiscal 1998 was the result of the Company's sale of the principal assets and the operations of a pharmacy in October 1997 for approximately $4,700,000, net of transaction costs. This resulted in a non-recurring gain of $2,858,000.

Provision for Income Taxes. Income tax expense of $680,000 for 1998 is based on the Company's estimated effective tax rate of 16% for the 1998 fiscal year. The effective rate is lower than the statutory rate due to the reversal of a valuation allowance on deferred tax assets from net operating losses. The effective tax rate after the 1998 fiscal year is expected to approximate 40%. Income tax expense of $53,000 for fiscal 1997 resulted from taxable income reported on individual state corporate tax returns in states that do not permit consolidated filings.

Net Income (Loss). The Company's net income increased to $3,575,000 for fiscal 1998 from a net loss of $(4,492,000) for fiscal 1997, an increase of $8,067,000. This increase in net income resulted primarily from: (i) the pretax contribution of $6,530,000 from increased development activities; (ii) the pharmacy gain of $2,858,000; (iii) the pretax contribution of the 11 assisted living and three skilled nursing facilities acquired in Pennsylvania from May 1996 through January 1998 of $782,000; and (iv) the writedown of the Wisconsin facilities in the 1997 fiscal year of $1,591,000. These amounts were partially offset by (i) start-up operating losses of $1,376,000 from the Company's Outlook Pointe facilities prior to the sale of the leasehold interests to an operator/lessee on January 1, 1998; (ii) reduced profitability at the Company's Missouri skilled nursing facilities of $1,098,000; (iii) increased losses at the Wisconsin assisted living facilities held for sale of $318,000; and (iv) increased income tax expense of $627,000.

Medicare Reimbursement Changes. The Balanced Budget Act of 1997 (the "Budget Act") enacted sweeping changes in reimbursement methodology for skilled nursing facilities. Beginning July 1, 1998, skilled nursing providers with year ends of June 30, will be reimbursed under a fixed payment methodology based upon the patient's level of care as opposed to a cost-based methodology. The new methodology assigns patients into Resource Utilization Groupings ("RUG") that have corresponding fixed per diems rates. The new methodology has a three (3) year phase-in program whereby providers will receive a blending of historical facility-specific cost and national average rates. The facility-specific costs are based on 1995 audited cost reports. The national average rates are the Health Care Financing Administration's ("HCFA's) compilation of all skilled nursing cost reports with adjustments made to reduce or eliminate certain data.

The Company's skilled nursing facilities began utilizing this new rate methodology on July 1, 1998. The Company estimates the new Medicare reimbursement rates will reduce Medicare revenues at the skilled nursing facilities by approximately $8,000,000 from fiscal 1998 levels. To maximize operating results under the new regulations the Company has embarked upon a program to reduce costs and manage acuity levels. These steps included: (i) a renegotiation of therapy service contracts; (ii) a reduction of nursing costs through managing hours worked to patient acuity; (iii) evaluation of the need for high-cost programs; and (iv) consolidating and eliminating certain non-patient related services. These operational changes are expected to reduce operating costs by approximately $6,500,000 in fiscal 1999 from fiscal 1998 levels. The net result of these changes is an expected decline of $1,500,000 in operating and pre-tax income in fiscal 1999 compared to fiscal 1998. These are estimates based on the volume of Medicare business and the acuity of patients experienced during fiscal 1998. Actual results in fiscal 1999 could vary depending upon, among other things, the number and acuity of Medicare patients admitted, and the Company's experience with programmatic management and cost control.

The Company continues to evaluate the impact of the Budget Act upon future operating results. While the Budget Act was passed in August 1997 specifics relating to each business line will continue to be released until the year 2000. The assumptions used by the Company to evaluate the Budget Act are based upon the most accurate information available at this time. At present the Company believes it is reacting to all of the known changes created by the Budget Act; however, it cannot predict the impact of unforeseen reductions in anticipated rates issued by the government.

YEAR ENDED JUNE 30, 1997 COMPARED
TO THE YEAR ENDED JUNE 30, 1996

Total Revenue. Total revenue for fiscal 1997 increased by $48,669,000 to $49,480,000 from $811,000 in fiscal 1996 due mainly to the significant acquisitions made during fiscal 1997.

Patient service revenues were $41,616,000 in fiscal 1997 due to the increase in skilled nursing bed capacity from zero to 1,228 resulting from the Foster and Keystone acquisitions. Resident services revenue increased by $6,041,000 due to the increase in assisted and independent living resident capacity from 213 to 287 at June 30, 1996 and 1997, respectively. Development fees and other revenues grew from $74,000 in fiscal 1996 to $1,086,000 in fiscal 1997 due primarily to development fees of $1,015,000 earned on 14 facilities under construction for health care REITs.



                                               BALANCED CARE CORPORATION PAGE 15

                 BALANCED CARE CORPORATION 1998 ANNUAL REPORT

MANAGEMENTS DISCUSSION AND ANALYSIS continued

Operating Expenses. Total operating expenses for fiscal 1997 increased by $51,642,000 to $53,267,000 from $1,625,000 in fiscal 1996. As a percentage of total revenue, total operating expenses decreased to 107.7% in fiscal 1997 from 200.4% in fiscal 1996. The increase in total operating expenses in fiscal 1997 is attributable primarily to the growth in facility operating expenses, the administrative expenditures related to building the Company's infrastructure to support and manage its growth, lease expense, depreciation and the write-down of long-lived assets.

Facility operating expenses for fiscal 1997 increased by $39,414,000 to $39,913,000 (including $19,186,000 of salaries, wages and benefits) from $499,000 in fiscal 1996. As a percentage of total revenue, facility operating expenses increased to 80.8% in fiscal 1997 from 61.5% in fiscal 1996. Facility operating expenses related to existing operations increased by $2,708,000 from fiscal 1996 as these operations were owned by the Company for a full year in fiscal 1997. The remainder of the facility operating expenses increase was attributable to the operations acquired during fiscal 1997.

Development, general and administrative expenses for fiscal 1997 increased by $4,653,000 to $5,653,000 from $1,000,000 in fiscal 1996. As a percentage of total revenue, these expenses decreased to 11.4% in fiscal 1997 from 123.4% in fiscal 1996 as a result of the Company's minimal total revenues in fiscal 1996. Of the $4,653,000 increase in development, general and administrative expenses in fiscal 1997, approximately $3,164,000 resulted from labor and travel costs relating to the addition of new corporate and regional office staff to plan and manage the Company's actual and anticipated growth and $1,489,000 was attributable to marketing, consulting, development, pre-opening, accounting and rent due to expansion of existing corporate office space and other general expenses related to the Company's growth.

Lease expense for fiscal 1997 increased by $5,340,000 to $5,417,000 from $77,000 in fiscal 1996 as a result of the facility operating leases related to the acquisitions made during fiscal 1997. As a percentage of total revenue, these expenses increased to 10.9% in fiscal 1997 from 9.5% in fiscal 1996.

Depreciation and amortization for fiscal 1997 increased by $644,000 to $693,000 from $49,000 in fiscal 1996. Of this increase, $413,000 resulted from a full year of depreciation on the seven owned Wisconsin assisted living facilities acquired in May 1996 and the two owned Missouri skilled nursing facilities acquired in August 1996 while $231,000 was due to goodwill amortization and amortization of deferred financing and leasing cost relating primarily to the Foster and Keystone acquisitions.

The year ended June 30, 1997 contains a non-cash charge of $1,591,000 as a result of a write-down on the Wisconsin assisted living facilities held for sale.

Other Income (Expense). Interest income for fiscal 1997 increased by $252,000 to $265,000 from $13,000 in fiscal 1996. The increase is attributable to the higher level of invested funds due to receipt of proceeds from the sale of shares of Series B Convertible Preferred Stock in fiscal 1997. Interest expense for fiscal 1997 increased by $815,000 to $917,000 from $102,000 in fiscal 1996 due primarily to mortgage financing of $5,046,000 incurred in connection with the acquisition of assisted living facilities in Wisconsin and $3,115,000 incurred in connection with the acquisition of two skilled nursing facilities in Missouri.

Provision for Income Taxes. Income tax expense in fiscal 1997 of $53,000 resulted from taxable income reported on individual state corporate tax returns in states that do not permit consolidated filings.

Net Loss. Net loss for fiscal 1997 increased by $3,583,000 to $4,492,000 from $909,000 in fiscal 1996. This increase is primarily attributable to the write-down of long-lived assets of $1,591,000 in respect of the Company's Wisconsin assisted living facilities and the increased development, general and administrative expenses incurred to plan and manage the Company's actual and anticipated growth.



LIQUIDITY AND CAPITAL RESOURCES

GENERAL

The Company has been able to achieve its development objectives in targeted secondary markets more quickly than originally planned. The Company plans to develop more than 40 additional Outlook Pointe facilities by June 30, 1999. The estimated construction costs to complete these facilities is estimated to be $350 to $400 million. The Company expects to continue its internal development program in future years.

The Company has entered into non-binding letters of intent aggregating $465 million with six health care REITs and one other financial institution (combined the "Owners"). These letters of intent represent arrangements whereby the Owners will fund development projects or acquisitions and the Company will develop assisted living facilities, or the Owners will acquire existing facilities identified by the Company and lease them to the Company. Initial lease rates under these arrangements are expected to range from 3.2% to 3.4% over the 10-year Treasury rate. Specific development projects and acquisitions require approval of the Owners prior to the closing of a transaction. At June 30, 1998 approximately $235 million of the $465 million had not been utilized and remained available to fund project development. The Company currently estimates that its current resources and funding commitments will be sufficient to fund its development programs for projects scheduled to commence through March 31, 1999 and which will be completed by approximately March 31, 2000. Volatility in capital markets and specific transaction terms could affect the Company's ability to utilize these non-binding commitments.



PAGE 16 BALANCED CARE CORPORATION

The Company's recent and future development projects involve or are expected to involve entering into development agreements with third party owners, which are, or are expected to be, health care REITs. An independent third-party company (the "Operator/Lessee") will lease the assisted living facility from the REIT when construction has been completed and provide funding for working capital during the initial occupancy period. The Company expects to manage the assisted living facility pursuant to management agreements with the Operator/Lessee which generally provide for terms of two to nine years. Each management agreement provides or is generally expected to provide for annual fees approximating 6.0% of net revenue of the facility. In exchange for an option payment the Company will have the option to purchase the stock or assets of the Operator/Lessee at an excercise price based on formulas set forth in the agreements at any time during the term of the management agreement. The Company estimates that the planned development projects for fiscal 1999 will require approximately $70 million of working capital commitments from Operator/Lessees during their initial occupancy period which is expected to occur during fiscal 2000 and 2001 (assuming a one year construction period and a one year initial occupancy period). In addition, the Company estimates that it will require approximately $100 - $200 million through fiscal 2001 if it exercises its option to purchase the stock or assets of the Operator/Lessees for all projects developed under this structure through and including the fiscal 1999 development projects. Effective January 1, 1998, the Company sold certain assets and assigned the leasehold interests of ten of its operating subsidiaries to Operator/Lessees for an aggregate price of approximately $2,645,000, net of transaction costs.

In order to achieve its growth plans, the Company will be required to obtain substantial additional financing. The Company is currently exploring financing alternatives. The Company anticipates that it will use a combination of the net proceeds from the Offering, existing lease financing commitments and other arrangements with health care real estate investment trusts ("REITs"), joint venture leasing arrangements with third parties, a working capital line of credit, future equity and debt financing and cash generated from operations to fund its development and acquisition activities. The estimated costs over the next three years of the Company's planned development and expansion are significantly in excess of the Company's existing financing arrangements. There can be no assurance that any additional financing needed to fund the Company's growth plans will be available. These development plans could be curtailed or halted if the Company is not successful in securing financing beyond its current resources.

The Company leases most of its facilities under long-term operating leases. Lease obligations for the next 12 months are approximately $9,800,000. The Company's financing documents contain financial covenants and other restrictions which: (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) limit, among other things, the ability of the Company and certain of its subsidiaries to borrow additional funds, dispose of assets and engage in mergers or other business combinations, (iii) prohibit the Company from operating competing facilities within a ten mile radius of the leased facilities. Management believes the Company is in compliance with these financial covenants.

The Company's lease arrangements are generally for initial terms of 10 to 15 years with aggregate renewal option periods ranging from 15 to 25 years and provide for contractually fixed rent plus additional rent, subject to certain limits. The additional rent is capped at 2% or 3% of the prior year's total rent and is based on either the annual increase in revenues of the facility or the increase in the consumer price index. The Company's lease arrangements generally contain a purchase option at the end of the initial lease term and each renewal term to purchase the facility at its fair market value.

Management believes that its current data systems are adequate for current operations and provide the flexibility to accommodate the planned growth of its operations without disruption or significant modification to existing systems through fiscal 1999. The Company plans to begin upgrading the existing financial system during fiscal 1999 to accommodate future growth. While cost estimates have not been finalized, the system upgrade will involve expansion of the Company's systems staff and a substantial financial commitment.

The Company uses high quality hardware and operating systems from current and proven technologies to ensure reliability and optimum system performance. In an effort to evaluate these systems for year 2000 issues, the Company has formed an oversight committee. This committee has performed an inventory and risk assessment of the Company's internal operating systems, as well as an inventory of third party relationships and their impact on the Company. Based upon the committee's review, the Company has determined that third party relationships provide the highest risk related to year 2000 issues. The third party relationships deemed most critical are the Company's banking relationships and its relationships with third party intermediaries for skilled nursing facility reimbursement. The Company is in the process of developing contingency plans to address these critical relationships.

The oversight committee will also oversee the testing of any internal information technology systems which do not contain embedded software. The testing of these systems and the timeframe for completion are in the planning stages. For those non-critical systems which cannot be readily tested, the Company will inquire of third party vendors as to the status of year 2000 compliance within these systems.

Based upon the Company's progress to date in addressing year 2000 issues, management does not expect these issues to have a material impact on financial position, results of operations or cash flows in future periods, including the cost of remediation.


                                               BALANCED CARE CORPORATION PAGE 17

                  BALANCED CARE CORPORATION 1998 ANNUAL REPORT




MANAGEMENT'S DISCUSSION AND ANALYSIS continued

OPERATING ACTIVITIES
Cash used for operations increased by $5,477,000 to $6,092,000 for the year ended June 30, 1998 from $615,000 for the year ended June 30, 1997. The increase was the net result of increased receivables, partially offset by increased profitability and an increase in accounts payable and accrued expenses.

INVESTING ACTIVITIES
Cash used for investing activities increased by $20,396,000 to $27,595,000 for the year ended June 30, 1998 from $7,199,000 for the year ended June 30, 1997. The increase was primarily the result of acquisitions partially offset by the proceeds from sales of assets.

FINANCING ACTIVITIES
Cash provided by financing activities increased by $26,105,000 to $41,260,000 for the year ended June 30, 1998 from $15,155,000 for the year ended June 30, 1997. The increase was primarily the result of the Offering.



FISCAL 1998 COMPLETED ACQUISITIONS
In October 1997, the Company purchased the assets and business of Feltrop's Personal Care Home, a 92-bed assisted living facility, for approximately $5,875,000 including transaction costs. This acquisition has been accounted for using the purchase method of accounting, and the related goodwill of approximately $1,600,000 is being amortized over 40 years.

In October 1997, the Company purchased the assets and business of Butler Senior Care which consists of three assisted living facilities with a capacity of 172 residents. The purchase price was approximately $10,369,000, including transaction costs. This acquisition has been accounted for using the purchase method of accounting, and the related goodwill of approximately $4,050,000 is being amortized over 40 years. The asset purchase agreement provides for additional purchase price payments of up to $4,100,000 contingent upon achieving certain future targeted operating results. Through June 30, 1998 contingent purchase price payments of approximately $766,000 have been earned and recorded.

The Triangle Retirement Services, Inc. d/b/a Northridge Retirement Center acquisition, which occurred on December 1, 1997, involved the purchase of the assets and business of a 117-bed assisted living facility. The purchase price was approximately $8,600,000, including transaction costs. This acquisition has been accounted for using the purchase method of accounting, and the related goodwill of approximately $3,350,000 is being amortized over 40 years.

The Gethsemane Affiliates acquisition, which occurred on January 2, 1998, involved the purchase of the assets of a 66-bed skilled nursing facility and a 51-bed assisted living facility which were accounted for using the purchase method of accounting. The purchase price was approximately $6,800,000 including transaction costs. Goodwill of approximately $1,825,000 was recorded for this acquisition and is being amortized over 40 years.

The acquisitions that took place from October 1997 through January 1998 were financed with bridge financing from a REIT that was repaid with proceeds of the Offering.

On June 29, 1998 the Company acquired the leasehold interest of Potomac Point, a 54-bed assisted living facility. The facility was acquired by a REIT. The Company has entered into a 9 year lease with three 5 year renewal options to lease the real estate from the REIT. Goodwill of approximately $41,000 was recorded for this acquisition which is being amortized over 24 years.


PAGE 18 BALANCED CARE CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands except share data)




June 30,                                                                                      1998             1997
-------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                               $15,481          $ 7,908
   Receivables (net of allowance for doubtful
      receivables of $916 in 1998 and $330 in 1997) (Note 4)                                19,630            8,514
   Development contracts in process (Note 3)                                                 2,534              292
   Prepaid expenses and other current assets                                                 1,203              880
   Assets held for sale                                                                      2,800            4,801
-------------------------------------------------------------------------------------------------------------------------

      Total current assets                                                                  41,648           22,395
Restricted investments                                                                       1,596            1,825
Property and equipment, net (Note 6)                                                        27,862            4,115
Goodwill, net (Note 2)                                                                      13,466            2,219
Other assets                                                                                 1,400            2,463
-------------------------------------------------------------------------------------------------------------------------

      Total assets                                                                         $85,972          $33,017
=========================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
   Current portion of long-term debt (Note 7)                                              $   177           $   97
   Accounts payable                                                                          7,982            5,929
   Accrued payroll                                                                           2,243            1,818
   Accrued expenses                                                                          4,864            1,251
-------------------------------------------------------------------------------------------------------------------------

      Total current liabilities                                                             15,266            9,095
Deferred income taxes (Note 10)                                                                638               --
Long-term debt, net of current portion (Note 7)                                              3,376            8,177
Straight-line lease liability                                                                3,053            3,133
Deferred revenues and other liabilities                                                      1,780              807
-------------------------------------------------------------------------------------------------------------------------

      Total liabilities                                                                     24,113           21,212
-------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock (Note 8):
   Series B authorized 5,009,750 shares, issued and outstanding--0 and 5,009,750 shares at June 30, 1998 and 1997, respectively, at redemption value which
      includes accretion of $1,267 at June 30, 1997                                             --           13,249
-------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 2, 3, 11 and 14) Stockholders' equity
(deficit) (Notes 9 and 12):
   Preferred stock, $.001 par value; 5,000,000 authorized; none outstanding                     --               --
   Preferred stock, Series A authorized--1,150,958 shares, issued and
      outstanding--0 and 1,150,958 shares at June 30, 1998 and 1997, respectively                                 1
   Common stock, $.001 par value--authorized--50,000,000 shares, issued and
      outstanding--16,695,343 and 4,024,812 shares at June 30, 1998 and 1997, respectively      17                5
   Additional paid-in capital                                                               63,678            3,961
   Accumulated deficit                                                                      (1,836)          (5,411)
-------------------------------------------------------------------------------------------------------------------------

      Total stockholders' equity (deficit)                                                  61,859           (1,444)
-------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                           $85,972          $33,017
=========================================================================================================================


See accompanying notes to consolidated financial statements.


                                               BALANCED CARE CORPORATION PAGE 19

                  BALANCED CARE CORPORATION 1998 ANNUAL REPORT





CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share data)



Year Ended June 30,                                                         1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
REVENUES
   Patient services                                                      $58,194           $41,616           $   --
   Resident services                                                      18,239             6,778              737
   Development fees                                                       11,774             1,015               --
   Management fees                                                         2,185                --               --
   Other revenues                                                            289                71               74
-------------------------------------------------------------------------------------------------------------------------
         Total revenues                                                   90,681            49,480              811
-------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Facility operating expenses:
      Salaries, wages and benefits                                        32,549            19,186              320
      Other operating expenses                                            32,164            20,727              179
   Development, general and administrative expenses                       11,877             5,653            1,000
   Lease expense (including related parties of $5,042, $4,030 and
   $0 in 1998, 1997 and 1996, respectively)                                9,442             5,417               77
   Depreciation and amortization                                           2,169               693               49
   Write-down of long-lived assets (Note 5)                                   --             1,591               --
-------------------------------------------------------------------------------------------------------------------------
         Total operating expenses                                         88,201            53,267            1,625
-------------------------------------------------------------------------------------------------------------------------
   Income (loss) from operations                                           2,480            (3,787)            (814)
   Other income (expense):
      Interest and other income                                              715               265               13
      Interest expense                                                    (1,798)             (917)            (102)
      Gain on sale of assets (Note 5)                                      2,858                --               --
-------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                                       4,255            (4,439)            (903)
   Provision for income taxes (Note 10)                                      680                53                6
-------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                     $ 3,575          $ (4,492)          $ (909)
=========================================================================================================================
   Accretion of redemption value attributable to redeemable
      preferred stock                                                      1,253             1,267               --
-------------------------------------------------------------------------------------------------------------------------
   Net income (loss) allocable to common shareholders                    $ 2,322          $ (5,759)         $  (909)
=========================================================================================================================
   Pro forma basic earnings per share                                    $  0.31          $  (0.66)         $ (0.34)
=========================================================================================================================
   Pro forma diluted earnings per share                                  $  0.28          $  (0.66)         $ (0.34)
=========================================================================================================================
   Weighted average shares--basic                                         11,616             6,763            2,696
=========================================================================================================================
   Weighted average shares--diluted                                       12,928             6,763            2,696
=========================================================================================================================


See accompanying notes to consolidated financial statements.


PAGE 20 BALANCED CARE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended June 30, 1998, 1997 and 1996 (In thousands)




                                         Preferred A Stock            Common Stock
                                    -----------------------------  ------------------  Additional
                                     Issued          Subscription  Issued                 Paid-In   Accumulated
                                     Shares  Par Value     Rights  Shares   Par Value     Capital       Deficit     Total
-----------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 1995                  --       $--      $ --     2,325        $ 3     $    24    $   (10)    $    17
Sale of preferred stock                 750         1        --        --         --       1,499         --       1,500
Preferred stock subscription rights     250        --       451        --         --          --         --         451
Sale of common stock                     --        --        --       258         --           3         --           3
Issuance of common stock
   purchase warrants                     --        --        --        --         --          62         --          62
Net loss                                 --        --        --        --         --          --       (909)       (909)
-----------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1996              1,000         1       451     2,583          3       1,588       (919)      1,124
Stock dividend                          151        --        --        --         --          --         --          --
Accretion of redemption value
   attributable to redeemable
   preferred stock                       --        --        --        --         --      (1,267)        --      (1,267)
Issuance of common stock                 --        --        --     1,442          2       2,172         --       2,174
Issuance of preferred stock              --        --      (451)       --         --         451         --          --
Issuance of common stock
   purchase warrants                     --        --        --        --         --       1,017         --       1,017
Net loss                                 --        --        --        --         --          --      (4,492)    (4,492)
-----------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997              1,151         1        --     4,025          5       3,961     (5,411)     (1,444)
Issuance of common stock                 --        --        --     8,050          8      46,349         --      46,357
Conversion of series A
   preferred stock                   (1,151)       (1)       --       863          1          --         --          --
Accretion of redemption
   value attributable to
   redeemable preferred stock            --        --        --        --         --      (1,253)        --      (1,253)
Conversion of series B
   preferred stock                       --        --        --     3,757          3      14,498         --      14,501
Issuance of common stock
   purchase warrants                     --        --        --        --         --         123         --         123
Net income                               --        --        --        --         --          --      3,575       3,575
-----------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1998                 --       $--      $ --    16,695        $17     $63,678    $(1,836)    $61,859
-----------------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.


                                               BALANCED CARE CORPORATION PAGE 21

                  BALANCED CARE CORPORATION 1998 ANNUAL REPORT






CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)


Year Ended June 30,                                                                          1998            1997            1996
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                        $  3,575        $ (4,492)       $   (909)
Adjustments to reconcile net loss to net cash used for operating activities:
   Depreciation and amortization                                                            2,169             693              49
   Deferred income taxes                                                                      638              --              --
   Gain on sale of assets                                                                  (2,858)             --              --
   Non-cash lease expense                                                                      --           1,454              --
   Write-down of long-lived assets                                                             --           1,591              --
   Changes in operating assets and liabilities, excluding effects of acquisitions:
      Increase in receivables                                                             (11,175)         (4,235)            (65)
      Increase in development contacts in process                                          (2,242)           (292)           (666)
      Increase in prepaid expenses and other current assets                                  (516)           (674)            (25)
      Increase in accounts payable, accrued payroll and accrued expenses                    4,317           5,340           1,052
---------------------------------------------------------------------------------------------------------------------------------
         Net cash used for operating activities                                            (6,092)           (615)           (564)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of assets                                                             7,364              --              --
   Purchases of property and equipment                                                     (4,111)         (1,822)           (157)
   Decrease (increase) in restricted investments                                              229          (1,546)             --
   Increase in other assets                                                                  (464)         (1,544)             40
   Business acquisitions                                                                  (30,613)         (2,287)         (5,364)
---------------------------------------------------------------------------------------------------------------------------------
         Net cash used for investing activities                                           (27,595)         (7,199)         (5,481)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt                                                   159             385           5,094
   Payments on long-term debt                                                              (5,133)           (142)             (1)
   Proceeds from issuance of common stock                                                  46,357             110               3
   Proceeds from issuance of Series A preferred stock                                          --             451           1,500
   Proceeds from issuance of Series B preferred stock                                          --          11,982              --
   Issuance of notes payable                                                               29,675           1,476              --
   Payments on notes payable                                                              (29,675)         (1,476)             --
   Increase (decrease) in straight-line lease liability                                       (80)          1,679              --
   Increase (decrease) in other liabilities                                                   (43)            690              --
---------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                                         41,260          15,155           6,596
---------------------------------------------------------------------------------------------------------------------------------
   Increase in cash and cash equivalents                                                    7,573           7,341             551
   Cash and cash equivalents at beginning of period                                         7,908             567              16
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                               $ 15,481        $  7,908             567
=================================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest                                                                $  1,843        $    927        $     47
=================================================================================================================================
   Cash paid for income taxes                                                            $     66        $     35          $   --
=================================================================================================================================
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Assets and lease obligations capitalized                                              $    253        $     75        $     40
=================================================================================================================================
   Fair value of stock purchase warrants granted                                         $    123        $  1,017        $     62
=================================================================================================================================
   Preferred stock subscriptions receivable                                               $    --         $    --        $    451
=================================================================================================================================
   Accretion of redemption value of redeemable preferred stock                           $  1,253        $  1,267          $   --
=================================================================================================================================
   Acquisitions:
      Fair value of assets acquired                                                       (32,328)         (9,988)         (5,408)
      Liabilities assumed                                                                   1,715           5,636              44
      Fair value of stock issued                                                               --           2,065              --
---------------------------------------------------------------------------------------------------------------------------------
      Consideration paid for acquisitions                                                $(30,613)       $ (2,287)       $ (5,364)
=================================================================================================================================

See accompanying notes to consolidated financial statements.


PAGE 22 BALANCED CARE CORPORATION

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

(a) ORGANIZATION AND BACKGROUND
Balanced Care Corporation ("BCC" or the "Company") was incorporated in April 1995 and is engaged in the acquisition, development and operation of assisted living facilities and of other operations which facilitate implementation of the Company's balanced care continuum strategy, such as medical rehabilitation, home health care and skilled nursing. As of June 30, 1998, the Company owned, leased or managed 41 assisted and independent living communities and 13 skilled nursing facilities and had 35 assisted living communities under development contracts (see Note 3). The Company also operates a home health agency and rehabilitation agencies. The Company's operations are located in Pennsylvania, Missouri, Arkansas, Virginia, Ohio, North Carolina and Wisconsin.

On February 18, 1998, the Company closed its initial public offering for 7,000,000 shares of its common stock, par value $.001 per share ("Common Stock") at a price of $6.50 per share (the "Offering"). Concurrent with the Offering, 5,009,750 shares of Series B Preferred Stock and 1,150,958 shares of Series A Preferred Stock were converted into 4,620,532 shares of Common Stock (reflective of the three-for-four reverse split of Common Stock effective October 14, 1997).

In connection with the Offering, the Company granted the underwriters an option to purchase 1,050,000 additional shares of Common Stock at $6.50 per share. The closing for this option was on March 17, 1998. After the consummation of the Offering, the conversion of the preferred stock and the exercise of the underwriters' option, the Company had 16,695,343 shares of Common Stock outstanding. The Company's stock is traded on the American Stock Exchange under the symbol BAL.

(b) BASIS OF PRESENTATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their respective acquisition dates. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

(c) CASH AND CASH EQUIVALENTS
Cash equivalents consist of highly liquid instruments with original maturities of three months or less. The Company maintains its cash and cash equivalents at financial institutions which management believes are of high credit quality.

(d) FAIR VALUE OF FINANCIAL INSTRUMENTS
Cash and cash equivalents, receivables, restricted investments and mortgage notes payable are reflected in the accompanying balance sheet at amounts considered by management to approximate fair value. Management generally estimates fair value of its long-term fixed rate notes payable using discounted cash flow analysis based upon the current borrowing rate for debt with similar maturities.

(e) RESTRICTED INVESTMENTS
Restricted investments consist of certificates of deposit that have been pledged as collateral for certain of the Company's lease commitments. The amounts are equivalent to three to six months' lease payments and are generally restricted through the initial lease term.

(f) PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation or, where appropriate, the present value of the related capital lease obligations less accumulated amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets ranging from 2-40 years. Expenditures for maintenance and repairs necessary to maintain property and equipment in efficient operating condition are charged to operations. Costs of additions and betterments are capitalized.

(g) GOODWILL
Goodwill resulting from business acquisitions accounted for as purchases is being amortized on a straight-line basis over lives ranging from 15 to 40 years. Goodwill is reviewed for impairment whenever events or circumstances provide evidence which suggests that the carrying amount of goodwill may not be recoverable. The Company evaluates the recoverability of goodwill by determining whether the amortization of the goodwill balance can be recovered through projected undiscounted cash flows. At June 30, 1998 and 1997, accumulated amortization of goodwill was $334,000 and $123,000, respectively.

(h) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF
The Company reviews its long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flow expected to be generated by the asset. This comparison is performed on a facility by facility basis. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(i) DEFERRED COSTS
Financing and leasing costs have been deferred and are being amortized on a straight-line basis over the term of the related debt or lease. Accumulated amortization of deferred financing and leasing costs was $84,000 and $43,000 at June 30, 1998 and 1997, respectively.

(j) REVENUE RECOGNITION
Patient service revenues are recorded based on standard charges applicable to all patients, and include charges for room and board, rehabilitation therapies, pharmacy, medical supplies, sub-acute care and other programs provided to patients in skilled nursing facilities. Patient service revenues are adjusted for differences between such standard rates and


                                               BALANCED CARE CORPORATION PAGE 23

                  BALANCED CARE CORPORATION 1998 ANNUAL REPORT


estimated amounts reimbursable by third-party payors when applicable. Estimated settlements under third-party payor retrospective rate setting programs (primarily Medicare) are accrued in the period the related services are rendered. Settlements receivable and related revenues under such programs are based on annual cost reports prepared in accordance with Federal and state regulations, which reports are subject to audit and retroactive adjustment in future periods. In the opinion of management, adequate provision has been made for such adjustments and final settlements will not have a material effect on financial position or results of operations.

Resident service revenues are recognized when services are rendered and consist of resident fees and other ancillary services provided to residents of the Company's assisted living facilities.

(k) DEVELOPMENT FEE INCOME RECOGNITION
AND RELATED COSTS
Development fees are received from facility owners under fixed-price development contracts, which are recognized on the percentage-of-completion method measured by the cost-to-cost method. Such contracts are for managing, supervising and coordinating the activities of other contractors on behalf of the owners of the assisted living facilities, and revenue is recognized only to the extent of the fee revenue. On projects where BCC is the lessee, development fees in excess of related development costs are recorded as deferred revenues and recognized over the lease term (see note 3).

Contract costs include direct development salaries, wages and benefits and related direct costs of development activities, including such costs incurred prior to execution of the development agreement (precontract costs). Precontract costs are recorded as development in process until the contract is executed, whereupon such costs are charged to operations and related development fee revenues are recognized as described above. Precontract costs are reviewed by management to assess recoverability based on the progress of each development project and are charged to operations when a project is abandoned. Changes in project performance, conditions and estimated profitability may result in revisions to cost estimates, related revenue recognition and provisions for estimated losses on uncompleted contracts. Such changes in estimates are reported in the period in which the revisions are determined.

Reimbursable costs due from facility owners under development contracts in process represent costs incurred on behalf of the owners of the assisted living facilities during the construction period, which are reimbursed on a monthly basis. Accounts payable include $4,285,000 at June 30, 1998 and $1,647,000 at June 30, 1997 related to such costs.

(l) INCOME TAXES
The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

(m) STRAIGHT-LINE LEASE LIABILITY
Straight-line lease liabilities represent lease deposit funding received from REITs relating to lease transactions. The Company pays rent on these funds and amortizes the related straight-line lease liability over the initial lease term as a reduction of rent expense.

(n) CLASSIFICATION OF EXPENSES
All expenses associated with development, corporate or support functions are classified as development, general and administrative.

(o) USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(p) PRO FORMA EARNINGS (LOSS) PER SHARE ("EPS")
Pro forma earnings (loss) per share is computed using the weighted average number of common shares and common equivalent shares outstanding (using the treasury stock method) assuming the pro forma conversion of preferred shares into common. For the years ended June 30, 1997 and 1996, common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive. In the computation of earnings (loss) per share, accretion of the redemption value attributable to redeemable preferred stock is not included as an increase to net loss.

A reconciliation of the weighted average shares used in the computation of pro forma earnings per share follows (in thousands):


Year Ended June 30,               1998      1997      1996
----------------------------------------------------------
Weighted average common
   shares outstanding            6,996     3,758     2,474
Pro forma conversion of
   preferred shares              4,620     3,005       222
----------------------------------------------------------

Shares used for pro forma
   basic EPS                    11,616     6,763     2,696
Stock options and warrants
   converted using the treasury
   stock method                  1,312        --        --
----------------------------------------------------------

Shares used for pro forma
   diluted EPS                  12,928     6,763     2,696
==========================================================



(q) RECLASSIFICATIONS
Certain amounts for 1996 and 1997 have been reclassified to conform to the presentation for 1998.


PAGE 24 BALANCED CARE CORPORATION

2. BUSINESS ACQUISITIONS
Acquisitions and the manner of payment are summarized as follows:

               Transaction                      Leased                             Cash
Month          Description                    or Owned    Business  Location       Paid
-------------------------------------------------------------------------------------------

Year ended June 30, 1996:
-------------------------------------------------------------------------------------------
March 1996     Operations of Allison Park       Leased         ALF        PA       $   318
May 1996       Assets of Harmony Manor           Owned         ALF        WI         5,046
------------------------------------------------------------------------------------------
                                                                                   $ 5,364
==========================================================================================

Year ended June 30, 1997:
------------------------------------------------------------------------------------------
August 1996    Operations/assets of             Owned/         SNF        MO       $   487
               Foster Health Care               Leased
January 1997   Operations of Keystone (2)       Leased         ALF/       PA         1,800
                                                               SNF
May 1997       Leasehold interests of Clark     Leased         ALF        MO            --
------------------------------------------------------------------------------------------


                                                                                   $ 2,287
==========================================================================================

YEAR ENDED JUNE 30, 1998:
------------------------------------------------------------------------------------------
AUGUST 1997    LEASEHOLD INTEREST OF CLARK      LEASED         ALF        MO       $    --
OCTOBER 1997   ASSETS OF FELTROP                 OWNED         ALF        PA         5,875
OCTOBER 1997   ASSETS OF BUTLER (3)              OWNED         ALF        PA         9,997
DEC. 1997      ASSETS OF NORTHRIDGE              OWNED         ALF        NC         8,600
JANUARY 1998   ASSETS OF GETHSEMANE              OWNED         ALF/        PA        5,600
                                                               SNF
JUNE 1998      LEASEHOLD INTEREST OF            LEASED         ALF        VA            41
               POTOMAC POINT
------------------------------------------------------------------------------------------
                                                                                   $30,113 (2)
==========================================================================================

               Transaction                    Common Stock     Liabilities          Total           Goodwill
Month          Description                      Issued (1)        Incurred           Cost           Recorded
------------------------------------------------------------------------------------------------------------

Year ended June 30, 1996:
------------------------------------------------------------------------------------------------------------
March 1996     Operations of Allison Park           $   --          $   --        $   318           $   318
May 1996       Assets of Harmony Manor                  --              --          5,046                --
-----------------------------------------------------------------------------------------------------------
                                                    $   --          $   --        $ 5,364           $   318
===========================================================================================================

Year ended June 30, 1997:
-----------------------------------------------------------------------------------------------------------
August 1996    Operations/assets of                 $1,600          $6,604        $ 8,691           $ 1,851
               Foster Health Care
January 1997   Operations of Keystone (2)              250              --          2,050             1,800

May 1997       Leasehold interests of Clark             --              --             --                --
-----------------------------------------------------------------------------------------------------------


                                                    $1,850          $6,604        $10,741           $ 3,651
===========================================================================================================

YEAR ENDED JUNE 30, 1998:
-----------------------------------------------------------------------------------------------------------
AUGUST 1997    LEASEHOLD INTEREST OF CLARK          $   --          $   --        $    --           $    --
OCTOBER 1997   ASSETS OF FELTROP                        --              --          5,875             1,597
OCTOBER 1997   ASSETS OF BUTLER (3)                     --             372         10,369             4,046
DEC. 1997      ASSETS OF NORTHRIDGE                     --              --          8,600             3,349
JANUARY 1998   ASSETS OF GETHSEMANE                     --           1,200          6,800             1,824

JUNE 1998      LEASEHOLD INTEREST OF                    --              --             41                41
               POTOMAC POINT
-----------------------------------------------------------------------------------------------------------
                                                    $   --          $1,572        $31,685           $10,857
===========================================================================================================

(1) Represents 1,200,000 shares of common stock for Foster and 187,500 shares of common stock for Keystone.

(2) Purchase of the operations of Keystone included the rights to seven early stage development projects. Additional cash payments of $500,000 were paid in fiscal 1998 when the first five projects were financed and recorded as additional goodwill.

(3) The agreement to purchase the assets of Butler Senior Care provided for additional payments in 1998 if an addition (opened in January 1998) attains occupancy of 90% occupied based upon a multiple of net operating income. A final payment, also based upon a multiple of Butler's annualized net operating income for the six months ending December 31, 1998, may be due in January 1999. If payable, these payments, estimated at a maximum of $3,334,000, will be recorded as additional goodwill.

All acquisitions were accounted for under the purchase method. The acquisitions that took place from October 1997 through January 1998 were financed with $29,675,000 in bridge financing from a REIT that was repaid with proceeds of the offering.

The following unaudited summary, prepared on a pro forma basis, combines the results of operations of the acquired businesses with those of the Company as if the acquisitions had been consummated as of the beginning of the respective periods after including the impact of certain adjustments such as: amortization of goodwill, depreciation on assets acquired, interest on acquisition financing and lease payments on the leased facility (in thousands except for EPS):

Year ended June 30                              1998        1997
-------------------------------------------------------------------
Revenue                                      $96,668     $75,520
Expenses                                      93,262      80,838
-------------------------------------------------------------------
Net income (loss)                            $ 3,406     $(5,318)
-------------------------------------------------------------------
Pro forma diluted EPS                        $  0.26     $ (0.79)
===================================================================

The unaudited pro forma results are not necessarily indicative of what actually might have occurred if the acquisitions had been completed as of July 1, 1997 and 1996, respectively. In addition, they are not intended to be a projection of future results of operations.


                                               BALANCED CARE CORPORATION PAGE 25

                  BALANCED CARE CORPORATION 1998 ANNUAL REPORT

3. DEVELOPMENT ACTIVITIES
The Company is a developer of assisted living facilities and receives development fees for services provided to the owners, which are typically real estate investment trusts (REITs). In certain cases, the Company leases the facilities from the REIT owner/lessor and is the operator/lessee of the facilities. In other cases, newly formed special purpose entities (which are owned by independent third parties) are the operator/lessees, and the Company manages the facilities pursuant to management agreements. Management agreements provide for terms ranging from 2 to 9 years, with fees approximating 6% of net revenues of the facility. These fees are subordinate to any rent payments made by the operator/lessee to the facility owner. Management fees for the year ended June 30, 1998 include reimbursements in the amount of $1,793,000 from the operator/lessees for employee salaries and benefits. The Company has the option (but not the obligation) to purchase the stock or assets of the operator/ lessee pursuant to a related option agreement (see note 14).

The Company incurs substantial development costs prior to executing the development agreement (precontract costs). Such costs relate to market analysis and evaluation, site selection and land control, obtaining architectural and engineering reports, preparing development plans and obtaining zoning and other governmental approvals and permits relating to the building, sewer, water, roads, utilities, etc. Development contracts in process at June 30, 1998 and 1997 are summarized as follows:

                                                   1998     1997
-------------------------------------------------------------------
Precontract costs                               $   499     $292
-------------------------------------------------------------------
Costs and estimated earnings
of development contracts in process              11,470       --

Less billings to-date                             9,435       --
-------------------------------------------------------------------
                                                  2,035       --
-------------------------------------------------------------------
                                                $ 2,534     $292
===================================================================

With respect to 11 facilities which have been developed and then leased by the Company, development fees of $973,000 were deferred and amortized over the initial term of the lease as a reduction of rent expense. In January 1998, the Company sold certain assets and its leasehold rights related to these 11 facilities to newly formed special purpose entities for $2,645,000 and entered into management agreements with such entities. The Company has options to reacquire the leasehold interests in those facilities. The gain on such sale of $922,000 has also been deferred and is being amortized to operations over five years, the term of the management agreement. At June 30, 1998, the remaining unamortized development fees and gains with respect to these facilities were $1,702,000.

The Company has entered into non-binding letters of intent aggregating $465 million with six health care REITs and one other financial institution (combined, the "Owners"). These letters of intent represent arrangements whereby the Owners will acquire existing facilities identified by the Company and lease them to special purpose entities or the Company. Initial lease rates under these arrangements are expected to range from 3.2% to 3.4% over the 10-year Treasury rate. Specific development projects and acquisitions require approval of the Owners prior to the financing of a transaction. At June 30, 1998, approximately $235 million of the $465 million had not been utilized and remained available to fund project development.

The estimated total costs of the development contracts in process at June 30, 1998, primarily representing costs reimbursable from facility owners, were $170,000,000, of which $45,000,000 had been incurred through that date. Also, the Company had commitments of approximately $1,000,000 on projects in the pre-contract stage of development at June 30,1998.

4. RECEIVABLES
Receivables consist of the following at June 30, 1998 and 1997:

                                                1998        1997
------------------------------------------------------------------
Accounts receivable - patients and residents $ 9,015      $7,009
------------------------------------------------------------------
Contracts receivable:
   Development fees                            2,198           6
   Reimbursable costs due from
      facility owners                          6,181       1,770
------------------------------------------------------------------
                                               8,379       1,776
------------------------------------------------------------------
Other receivables                              3,152          59
------------------------------------------------------------------
   Total receivables                          20,546       8,844
Less allowance for doubtful receivables          916         330
------------------------------------------------------------------
   Net receivables                           $19,630      $8,514
==================================================================

5. ASSETS HELD FOR SALE/DIVESTITURES
In June 1997, management determined that the Wisconsin market does not provide adequate opportunity to achieve the operational efficiencies necessary to operate profitably. As a result, the Company committed to a plan for the disposal of its Wisconsin assisted living facilities and recorded a non-cash charge of $1,591,000 to write those assets down to their estimated fair value. In July 1998, the Company entered into a letter of intent to sell the Wisconsin assisted living facilities to a midwestern-based company for $2,900,000, the closing of which is subject to the negotiation of a definitive asset purchase agreement. These facilities, have a carrying value of $2,800,000, at June 30, 1998. The transaction is expected to close by October 31, 1998. Facility operating losses of $699,000 and $381,000 are included with operations for the years ended June 30, 1998 and 1997, respectively.

In October 1997, the Company completed the sale of its pharmacy operations for net proceeds of approximately $4,700,000. The pharmacy was classified as an asset held for sale at June 30, 1997. The sale resulted in a gain of $2,858,000.


PAGE 26 BALANCED CARE CORPORATION

6. PROPERTY AND EQUIPMENT
Property and equipment are comprised of the following as of June 30 (dollars in thousands).

                                  Estimated
                                Useful Life       1998      1997
------------------------------------------------------------------
Land and land improvements         2-15 yrs    $ 2,680    $  418
Buildings and improvements         2-40 yrs     19,887     2,059
Fixed and moveable equipment       3-20 yrs      7,307     2,119
------------------------------------------------------------------
                                                29,874     4,596
Less: accumulated depreciation                  (2,012)     (481)
------------------------------------------------------------------
                                               $27,862    $4,115
==================================================================

Depreciation expense was $1,689,000, $477,000 and $47,000 the years, ended June 30, 1998, 1997 and 1996, respectively.

7. LONG-TERM DEBT
Long-term debt consisted of the following as of June 30 (dollars in thousands):

                                                          1998        1997
----------------------------------------------------------------------------
Mortgage payable, interest at
10.7%; principal and interest due
monthly through August 2006 based
on 30-year amortization; unpaid principal
and interest due August 2006                            $3,103      $3,115

Mortgage payable, interest at 10.6%;
principal and interest due monthly
through 2006 based on 30-year
amortization                                                --       5,044
Other (including capital lease obligations)                450         115
----------------------------------------------------------------------------
                                                         3,553       8,274
Less: current portion                                      177          97
----------------------------------------------------------------------------
                                                        $3,376      $8,177
============================================================================

In June 1998 the Company used proceeds remaining from the Offering to repay a $5,019,000 mortgage on the Wisconsin facilities. The remaining mortgage payable was incurred for the acquisition of two Missouri nursing homes. Commencing in the second year of the loan and thereafter, the Company will pay additional interest of up to 2.0% of the total principal and interest payments in the prior year based contingently on 20% of the increase in revenues of the facilities over the prior year. The mortgage note is collateralized by the facilities' property and equipment. In fiscal 1997 the Company issued a warrant to purchase approximately 460,000 shares of common stock exercisable at $.001 per share in connection with this financing. The value of the warrant of approximately $613,676 ($1.33 per share) has been recorded as deferred financing cost and a corresponding non-cash increase in additional paid-in capital. The interest cost and discount are being recognized as interest expense over the life of the mortgage using the effective interest method.

At June 30, 1998, the aggregate maturities of long-term debt for the next five fiscal years ending June 30 are as follows (dollars in thousands):


--------------------------------
1999                     $  177
2000                        135
2001                        105
2002                        100
2003                         35
Thereafter                3,001
--------------------------------
                         $3,553
================================

8. REDEEMABLE PREFERRED STOCK
In September 1996 and March 1997, the Company completed a two-stage private offering of Series B Convertible Preferred Stock (Series B Stock) at $2.50 per share to a group of venture capital funds and certain other private investors who purchased 5,009,750 shares for proceeds of approximately $12.2 million, net of related transaction costs. Concurrent with the Offering, the Series B stock was converted into 3,757,312 shares of Common Stock (reflective of the three-for-four reverse split of Common Stock effective October 14, 1997).



9. STOCKHOLDERS' EQUITY
The Company has outstanding warrants to purchase common shares as follows:

                                     Number of    Weighted-Average
                                        Shares      Exercise Price
--------------------------------------------------------------------
Balance at July 1, 1995                    --                   --
Granted                                45,928                $0.01
Exercised                                  --                   --
--------------------------------------------------------------------
Balance at June 30, 1996               45,928                 0.01
Granted                               891,939                 0.65
Exercised                                  --                   --
--------------------------------------------------------------------
Balance at June 30, 1997              937,867                 0.62
Granted                                47,750                 8.58
Exercised                                  --                   --
--------------------------------------------------------------------
BALANCE AT JUNE 30, 1998              985,617                $1.00
====================================================================

From September 1995 through September 1996 the Company completed a private offering of 1,150,958 shares of Series A Convertible Preferred stock to a single stockholder for proceeds of approximately $2,000,000. Concurrent with the Offering, these shares were converted into 863,218 shares of Common Stock (reflective of the three for four reverse split of Common Stock effective October 14, 1997).


                                               BALANCED CARE CORPORATION PAGE 27

                  BALANCED CARE CORPORATION 1998 ANNUAL REPORT

10. INCOME TAXES
The provision for income tax expense for the years ended June 30, 1998, 1997 and 1996 consists of the following (dollars in thousands):

                                    1998        1997        1996
------------------------------------------------------------------
Current
   Federal                            --          --          --
   State                            $ 42         $53          $6
------------------------------------------------------------------
Total Current                       $ 42         $53          $6
------------------------------------------------------------------
Deferred
   Federal                          $557          --          --
   State                            $ 81          --          --
------------------------------------------------------------------
Total Deferred                      $638          --          --
------------------------------------------------------------------
Total Income Tax Expense            $680         $53          $6
==================================================================

A reconciliation of income tax expense at the federal statutory rate of 34% to the Company's effective tax rate is as follows:

                                    1998        1997        1996
------------------------------------------------------------------
Income taxes computed at
   statutory rate                  34.0%       (34.0)%    (34.0)%
State income taxes, net of
   federal benefit                   6.0        (6.0)      (6.6)
Basis difference on assets sold     14.0         --         --
Other                               11.2        1.3        2.0
Valuation allowance adjustment     (49.2)      39.9       39.3
------------------------------------------------------------------
Effective tax rate                 16.0%       1.2%       0.7%
==================================================================

Temporary differences giving rise to a significant amount of deferred tax assets and liabilities at June 30, 1998 and 1997 are as follows (dollars in thousands):

                                                    1998        1997
-----------------------------------------------------------------------
Excess tax over book basis of fixed assets     $    (125)   $   (365)
Development fee income                             2,439         347
Lease proceeds                                      (414)       (146)
Accrued expense                                     (351)        (99)
Net operating loss                                (1,037)     (1,721)
Other                                                126        (108)
-----------------------------------------------------------------------
   Net deferred tax liability (asset)                638      (2,092)
Valuation allowance                                   --       2,092
-----------------------------------------------------------------------
Deferred income tax liability (asset)            $   638     $    --
=======================================================================

The Company has net operating loss carryforwards at June 30, 1998 available to offset future federal and state taxable income, if any, of approximately $2,600,000 expiring through 2012 for federal tax purposes and $6,600,000 expiring through 2007 for state income tax purposes. The net operating losses are subject to limits on their future utilization under federal and state tax laws. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The change in the valuation allowance for deferred tax assets was an increase of $2,092,000 at June 30, 1997 and a decrease of $2,092,000 at June 30, 1998.

11. RETIREMENT PLAN
On January 1, 1998 the Company formed a 401(k) savings plan which covers substantially all employees with one year and more than 1,000 hours of service. The plan allows employees to make tax deferred contributions to the plan. The Company makes matching contributions based on the amount of employee contributions; but in an amount that does not exceed 2% of wages. Matching contributions totaled approximately $64,000 for the year ended June 30, 1998.

12. STOCK OPTIONS
The 1996 Stock Option Plan combines the features of an incentive and non-qualified stock option plan, a stock appreciation rights ("SAR") plan and a stock award plan (including restricted stock). The 1996 Plan is a long-term incentive compensation plan and is designed to provide a competitive and balanced incentive and reward program for participants.

The Company has authorized 2,025,000 shares of common stock to be reserved for grants under the 1996 Plan. Options generally vest over a four-year period in cumulative increments of 25% each year beginning one year after the date of the grant and expire not later than five years from the date of grant. The options are granted at an exercise price at least equal to the fair market value of the common stock on the date of the grant.

At June 30, 1998, the range of exercise prices, weighted-average remaining contractual life of outstanding options and shares exercisable were as follows:

Exercise             Outstanding   Weighted-Average      Shares
Price                  Options     Contractual Life    Exercisable
------------------------------------------------------------------
$2.00                  456,750         2.76 yrs.          286,412
$3.33                   45,000         8.21 yrs.           45,000
$5.33                  150,250         4.74 yrs.           60,065
$5.50                  150,000         4.27 yrs.               --
$6.50                  185,550         4.49 yrs.               --
$6.67                  310,223         3.97 yrs.           78,641
$6.94-8.88             105,375         4.61 yrs.               --
------------------------------------------------------------------
                     1,403,148                            470,118
==================================================================



PAGE 28 BALANCED CARE CORPORATION

Stock option transactions are      Number        Weighted-Average
summarized as follows:            of Shares       Exercise Price
------------------------------------------------------------------
Granted in fiscal 1996              340,125             $2.00
------------------------------------------------------------------
Balance at June 30, 1996            340,125              2.00
   Granted                          673,300              5.16
   Exercised                        (11,250)            (2.00)
   Forfeited                        (15,000)            (2.84)
------------------------------------------------------------------
Balance at June 30, 1997            987,175              4.15
   Granted                          473,554              6.50
   Exercised                             --                --
   Forfeited                        (57,581)            (6.15)
------------------------------------------------------------------
BALANCE AT JUNE 30, 1998          1,403,148             $4.85
------------------------------------------------------------------

The Company applies APB Opinion No. 25 and related interpretations in accounting for its 1996 Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options as allowed under SFAS No. 123, Accounting for Stock Based Compensation, the Company's net income (loss) and per share amounts would have changed to the pro forma amounts indicated below.

(In thousands except per share data)        1998        1997        1996
--------------------------------------------------------------------------
NET INCOME (LOSS)
As reported                               $3,575     $(4,492)     $ (909)
Pro forma                                 $3,204     $(4,511)     $ (910)
--------------------------------------------------------------------------
PRO FORMA BASIC EPS
As reported                               $ 0.31     $ (0.66)     $(0.34)
Pro forma                                 $ 0.28     $ (0.67)     $(0.34)
--------------------------------------------------------------------------
PRO FORMA DILUTED EPS
As reported                               $ 0.28     $ (0.66)     $(0.34)
Pro forma                                 $ 0.25     $ (0.67)     $(0.34)
==========================================================================

The fair value of the employee options for purposes of the above pro forma disclosure was estimated on the date of grant using the Black-Scholes Multiple Pricing Model. Assumptions used for options issued during the year ended June 30, 1998, and all prior options were as follows:

                              1998                1997 and 1996
---------------------------------------------------------------------
Risk-free interest rate       5.5% TO 6.0%        5.5% to 6.0%
Expected life                 1 YEAR AFTER VEST   1 year after vest
Expected volatility           .42                 .30
Expected dividends            --                  --
=====================================================================

These assumptions produced weighted average fair values per option of a range of $0.85 to $3.97 for options issued in fiscal 1998 and $0.41 for options issued in fiscal 1997 and 1996. All options issued during these periods were granted at an exercise price at, or in excess of, the fair market value on the grant date.

13. RELATED PARTY TRANSACTIONS
The Company had the following related party transactions:

- Rental payments made to companies owned by a stockholder/director for the lease of two facilities and other items. Management fees paid to a company owned by the same stockholder/director for managing ten skilled nursing facilities owned or leased by the company. On July 1, 1997, the Company purchased the assets and operations of this management company for approximately $120,000.

- Respiratory therapy supplies and management fees paid to a company owned by a stockholder/director.

- Legal services provided by a relative of a stockholder/ officer and consulting services provided by two stockholders/directors.

- Rental payments to a company owned by two minority stockholders for the lease of seven skilled nursing facilities.

- Fees paid to an investment banking firm for finding acquisition targets and for raising private equity. A minority stockholder of the Company is an officer of this firm.

A summary of those transactions for the periods ended June 30 follows (dollars in thousands):

                                    1998        1997        1996
------------------------------------------------------------------
Rentals                           $  415      $  175         $--
Management fees                       15       1,076          --
Respiratory therapy                  152         731          --
Legal & consulting services          227         134          --
Skilled nursing facility rentals   4,627       3,877          --
Finder's fees                         --         250          35
------------------------------------------------------------------

Accounts payable include approximately $4,000 and $648,000 related to these services at June 30, 1998 and 1997, respectively.

14. COMMITMENTS AND CONTINGENCIES
LEASES
The Company leases 13 assisted living facilities and 10 skilled nursing facilities, as well as certain equipment and office space under noncancellable operating and capital leases that expire at various times through 2011. Rental expense on such operating leases for the years ended June 30, 1998, 1997 and 1996 was $9,442,000, $5,417,000 and $77,000. At June 30, 1998 and 1997, property and equipment includes approximately $368,000 and $115,000 of assets that have been capitalized under capital leases. Amortization of the leased assets is included in depreciation and amortization expense.



                                               BALANCED CARE CORPORATION PAGE 29

                  BALANCED CARE CORPORATION 1998 ANNUAL REPORT

Future annual minimum lease payments for the next five years and thereafter under capital leases and noncancellable operating leases with initial terms of one year or more in effect at June 30, 1998, are as follows (dollars in thousands):

                                              Capital        Operating
Fiscal Year                                    Leases          Leases
------------------------------------------------------------------------
1999                                            $122           $ 9,759
2000                                              80             9,533
2001                                              42             8,867
2002                                              21             8,825
2003                                              10             8,794
Thereafter                                        --            45,471
------------------------------------------------------------------------
Total Minimum Lease Payments                     275           $91,249
========================================================================
Amount Representing Interest                      42
------------------------------------------------------------------------
Present value of net minimum lease payments
(including current portion of $100)             $233
========================================================================

The operating lease agreements require the payment of additional rent commencing in the second lease year of up to 2% of prior year rent based contingently upon increases in facility gross revenues. In addition, most of the facility leases have renewal options for periods ranging from 5 years to 24 years after the initial lease period. Contingent lease payments made during the year ended June 30, 1998 were $104,000; none in prior years.

MANAGEMENT AGREEMENTS
As discussed in note 3, the Company manages certain assisted living facilities owned by REITs and leased to special purpose entities owned by independent third parties (the "operator/lessees"). The Company has the option (but not the obligation) to purchase the stock or assets of the operator/lessee pursuant to an option agreement at an exercise price based on formulas set forth in the agreements. Certain option agreements require the Company to make periodic payments to maintain its option. At June 30, 1998 the Company had made option payments of $322,000 to three operator/lessees, which expire by March 31, 1999. Pursuant to shortfall funding agreements, the Company has agreed to make loans to the operator/lessees if the equity and working capital loans of the operator/lessee are depleted by negative cash flows from start up operations of the facilties. There were no loans outstanding at June 30, 1998.

LITIGATION
The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit or are of such a kind, or involve such amounts, that their unfavorable disposition would not have a material effect on the financial position, results of operations or the liquidity of the Company.

15. NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO. 131
In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (SFAS No. 131). SFAS No. 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

SFAS NO. 131 is effective for the Company's financial statements in fiscal 1999. In the initial year of application, comparative information for earlier years is to be restated, unless it is impracticable to do so. The Company is currently assessing the effect of the pronouncement.

SOP 98-5
In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 provides guidance as to the definition of costs of start-up activities, including organization costs, and provides that these costs should be expensed as incurred.

SOP 98-5 is effective for fiscal years beginning after December 15, 1998; however, earlier application is encouraged for financial statements which have not been issued. The Company wrote off all costs of start-up activities in fiscal 1998 of approximately $250,000.


PAGE 30 BALANCED CARE CORPORATION

16. QUARTERLY FINANCIAL INFORMATION
(unaudited, in thousands except for diluted earnings (loss) per share)

                                                        First        Second        Third        Fourth          Full
                                                      Quarter       Quarter      Quarter          Year          Year
---------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1998:
---------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                          $19,138       $21,255      $25,286       $25,002       $90,681
---------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                               $19,664       $22,681      $23,175       $22,681       $88,201
NET INCOME (LOSS)                                      $  (657)      $   849      $ 1,347       $ 2,036       $ 3,575
PRO FORMA DILUTED EARNINGS (LOSS) PER SHARE            $ (0.08)      $  0.09      $  0.10       $  0.11       $  0.28



Year ended June 30, 1997:
---------------------------------------------------------------------------------------------------------------------
Total revenue                                          $ 4,372       $12,621      $14,953       $17,534       $49,480
---------------------------------------------------------------------------------------------------------------------
Total operating expenses                               $ 4,928       $13,016      $15,335       $19,988       $53,267
---------------------------------------------------------------------------------------------------------------------
Net loss                                               $  (729)      $  (583)     $  (551)      $(2,629)      $(4,492)
---------------------------------------------------------------------------------------------------------------------
Pro forma diluted loss per share                       $ (0.16)      $ (0.09)     $ (0.07)      $ (0.30)      $ (0.66)
---------------------------------------------------------------------------------------------------------------------

                                               BALANCED CARE CORPORATION PAGE 31

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
BALANCED CARE CORPORATION:

We have audited the consolidated balance sheets of Balanced Care Corporation as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Balanced Care Corporation as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 1998, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP

Baltimore, Maryland
August 20, 1998

PAGE 32 BALANCED CARE CORPORATION